Exhibit 8.1

FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

1301 MCKINNEY, SUITE 5100

HOUSTON, TEXAS 77010-3095

WWW.FULBRIGHT.COM

TELEPHONE: (713) 651-5151	FACSIMILE: (713) 651-5246

November 30, 2004

Yellow Roadway Corporation

10990 Roe Avenue

Overland Park, Kansas 66211

Ladies and Gentlemen:

You have requested our opinion regarding the material U.S. federal income tax consequences of the offers (the “Exchange Offer”) by Yellow Roadway Corporation (the “Company”) to (i) issue up to $250,000,000 aggregate principal amount of its new 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 in exchange for any and all outstanding 5.0% Contingent Convertible Senior Notes due 2023, that are validly tendered and not validly withdrawn prior to the consummation of the exchange offers, and (ii) issue up to $150,000,000 aggregate principal amount of its new 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 in exchange for any and all outstanding 3.375% Contingent Convertible Senior Notes due 2023, that are validly tendered and not validly withdrawn prior to the consummation of the exchange offers.

In formulating our opinion, we examined such documents as we deemed appropriate, including the Company’s Registration Statement on Form S-4 (Reg. No. 333-119990; as amended, the “Registration Statement”) filed with the Securities and Exchange Commission. In addition, we have obtained such additional information and evaluations as we deemed relevant and necessary through consultation with various officers and representatives of the Company and financial advisors to the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Our opinion set forth below assumes (i) the accuracy of the statements, facts, information, evaluations, covenants and representations contained in the Registration Statement and those obtained from the Company and its financial advisors and (ii) the consummation of the Exchange Offer in the manner contemplated by, and in accordance with the terms set forth in, the Registration Statement.

Based upon the foregoing, our examination and review of the documents referred to above and subject to the assumptions set forth above and qualifications set forth below, we are of the opinion that the material U.S. federal income tax consequences of the Exchange Offer are described in the Registration Statement under the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS”.

Our opinion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Exchange Offer, or any inaccuracy in the statements, facts, information, evaluations, assumptions, covenants and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. No opinion is expressed on any matter other than those specifically covered by the foregoing opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.